Exhibit 99.1

VinFast Reports Preliminary and Unaudited Fourth Quarter 2025 Financial Results

Quarterly Revenues reached VND39,411.7 billion (US$1,568.9 million) Quarterly EV Deliveries were 86,557 units

Singapore, March 16, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a pure-play electric vehicle (“EV”) manufacturer with the mission of making EVs accessible to everyone, today announced its preliminary and unaudited financial results for the fourth quarter ended December 31, 2025.

The Company’s consolidated financial statements for the year ended December 31, 2025 are not yet complete. The preliminary financial information included in this announcement has been prepared by, and is the responsibility of, the Company’s management based on currently available information. The preliminary financial information is subject to revision as the Company completes its financial statements and disclosure for the year ended December 31, 2025. In connection with the Company’s customary financial closing procedures and audit process with the Company’s independent auditors, certain accounting matters remain subject to finalization, and the Company may be required to make adjustments to the preliminary financial information for the year ended December 31, 2025 contained in this announcement. Accordingly, the Company’s final results, audited consolidated financial statements and other disclosures for the year ended December 31, 2025 may differ materially from this preliminary financial information. This preliminary financial information should not be viewed as a substitute for the Company’s audited consolidated financial statements prepared in accordance with U.S. GAAP. No independent accountant has audited, reviewed, compiled, or performed agreed-upon procedures with respect to the preliminary unaudited financial information for the year ended December 31, 2025 and accordingly no independent accountant has expressed an opinion or any other form of assurance with respect thereto. You should not place undue reliance on this preliminary financial information. The Company expects to file its Annual Report on Form 20-F for the year ended December 31, 2025 no later than April 30, 2026.

Operating Highlights for the Fourth Quarter of 2025

	4Q2025	3Q2025	4Q2024
EV Deliveries (1)	86,557	38,195	53,139
E-scooter & E-bike Deliveries	171,962	120,052	31,170

●	EV deliveries were 86,557 in the fourth quarter of 2025, representing a 127% increase quarter-over-quarter and a 63% increase year-over-year.

■	Among those, commercial models under the Green brand and the EC Van model accounted for approximately 49% of total deliveries during the period. For the first time since VinFast began international sales in 2023, VinFast’s overseas markets outside of Vietnam accounted for 18% of total deliveries during the period.

■	For the full year 2025, the Company delivered 196,919 EVs globally, representing a 102% increase year-over-year, with overseas markets accounted for approximately 11% of total deliveries. The full year delivery result exceeded management’s 2025 delivery guidance of at least doubling full year 2024 deliveries and marks VinFast’s highest annual deliveries since inception.

●	E-scooter and e-bike deliveries were 171,962 in the fourth quarter of 2025, representing a 43% increase quarter-over-quarter and a 452% increase year-over-year. For the full year 2025, the Company delivered 406,498 e-scooters and e-bikes, representing a 473% increase year-over-year.

[1]	Includes VF 3, VF e34, VF 5, VF 6, VF 7, VF 8, VF 9, Lac Hong 900 LX, models under the Green brand, EC Van and e-buses.

●	Showrooms: As of December 31, 2025, customers can purchase VinFast EVs from 424 showrooms globally.[2]

Key Financial Growth Metrics for the Fourth Quarter of 2025 (See full details of the Financial Results below)

(in VND millions, except for percentages)

	4Q2025	3Q2025	4Q2024	QoQ	YoY
Vehicle Sales	37,915,432	16,695,205	15,441,451	127.1%	145.5%
Total Revenues	39,411,708	18,100,218	16,496,376	117.7%	138.9%

●	Vehicle sales were VND37,915.4 billion (US$1,509.3 million) in the fourth quarter of 2025, representing an increase of 145.5% from the fourth quarter of 2024 and an increase of 127.1% from the third quarter of 2025.

●	Total revenues were VND39,411.7 billion (US$1,568.9 million) in the fourth quarter of 2025, representing an increase of 138.9% from the fourth quarter of 2024 and an increase of 117.7% from the third quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

Key Financial Growth Metrics for the Fiscal Year ended December 31 2025 (See full details of the Financial Results below)

(in VND millions, except for percentages)

	FY2025	FY2024	YoY
Vehicle Sales	84,810,118	40,145,556	111.3%
Total Revenues	90,427,611	44,019,015	105.4%

●	Vehicle sales were VND84,810.1 billion (US$3,376.1 million) in 2025, representing an increase of 111.3% from 2024.

●	Total revenues were VND90,427.6 billion (US$3,599.7 million) in 2025, representing an increase of 105.4% from 2024. Total revenues were primarily comprised of revenue from EV sales.

Recent Business Updates

Product Expansion and Progress Across Markets

Product Expansion

●	VinFast has completed the strategic launch of its EV portfolio under three distinct brands, each with a clear market focus and identity:

■	VF – Smart, reliable EVs for everyday life, designed to bring safety and technology to mainstream consumers at an appealing cost of ownership and flexible pricing schemes. The VF brand encompasses a comprehensive portfolio of mass-market passenger EVs across segments, from VF 3 to VF 9 and the seven-seat VF MPV 7.

■	Green – EV solutions for commercial applications focused on optimizing fleet utilization and operational efficiency, featuring models such as Limo Green, Herio Green, Nerio Green, and Minio Green.

■	Lac Hong – An ultra-luxury EV brand reflecting Vietnamese design, hospitality and craftsmanship. The collection includes Lac Hong 900 LX introduced in 2025, and two new models – the Lac Hong 800S and Lac Hong 900S – both unveiled in March 2026 and expected to launch in 2027.

●	Two 7-seat MPV models have been introduced to address distinct customer segments. Limo Green, launched in early 2025, targets B2B and corporate fleet operators, while the VF MPV 7, introduced in January 2026, is designed for individual consumers and families. Both models are planned for rollout across VinFast’s key Asian markets.

●	The next generations of the VF 6 and VF 7 are expected to reach start of production (“SOP”) in the second half of this year.

●	The Limo Green, VF MPV 7, and the next generation of the VF 6 and VF 7 are designed to deliver lower bill-of-materials costs through reduced component count and simplified system design enabled by VinFast’s new vehicle platform and next-generation electrical and electronic (“E/E”) architecture.

[2]	Includes VinFast-owned and dealer showrooms.

Established Firm Positions Across Key Markets

●	In Vietnam, VinFast maintained a leading position in the automotive market, ending 2025 with an estimated 36% market share compared to approximately 22% in 2024[3]. VinFast also ended the year as the leading e-scooter brand in Vietnam[4].

●	In India, VinFast made steady progress, climbing the rankings from eighth in October 2025 to fourth in December 2025, and has maintained its position since then through February 2026.[5]

●	In Indonesia, VinFast ended 2025 as the third ranked BEV brand.[6]

●	In the Philippines, VinFast ended 2025 as the second ranked BEV brand.[7]

Manufacturing Milestones

●	The Company’s manufacturing utilization and operational efficiency continued to improve at its largest plant in Hai Phong, Vietnam. The facility celebrated the 200,000th EV of the year rolling off the assembly line on December 31, 2025, and produced nearly 26,000 EVs in December 2025 alone.

●	In June 2025, VinFast inaugurated its manufacturing facility in Ha Tinh, Vietnam. In August 2025, VinFast inaugurated its first overseas manufacturing facility with the opening of its Tamil Nadu plant in India. In December 2025, VinFast opened its second overseas manufacturing facility in Subang, Indonesia.

●	As of December 31, 2025, VinFast operates four manufacturing facilities globally with a combined maximum annual capacity of approximately 600,000 EVs, consisting of 300,000 EVs p.a. in Hai Phong and 200,000 EVs p.a. in Ha Tinh (Vietnam), 50,000 EVs p.a. in Indonesia, and 50,000 EVs p.a. in India. The Company also manufactures e-scooters in Hai Phong with an annual capacity of approximately 500,000 units.

●	Smart manufacturing is central to the Company’s longer-term profitability. Within the Vingroup ecosystem, VinFast is working closely with an affiliated company, VinRobotics, which focuses on the development of intelligent robotics, automation systems and physical AI technologies for industrial applications. VinRobotics’ platform includes industrial humanoid robots and AI-enabled automation layers designed to operate in complex factory environments, enabling higher levels of automation and productivity. VinFast’s collaboration with VinRobotics focuses on improving factory productivity, quality control and operational efficiency, supporting higher utilization and increased automation as production volumes scale, and contributing to structural improvements in the Company’s cost base. In the future, VinFast expects to be the manufacturing partner for VinRobotics, as well as for two other robotics companies within the Vingroup ecosystem, VinMotion and VinDynamics.

Advanced Driver Assistance Systems (“ADAS”) progress

●	Following VinFast’s roadmap from ADAS Level 2+ (“L2+”) and Level 2++(“L2++”) toward Level 4 (“L4”), the Company plans to expand robocar trials to major cities and selected international markets. VinFast views L4 as strategic optionality, while remaining disciplined on capital deployment in the near term. VinFast is pursuing a capital-efficient approach through an in-house ADAS research institute while working with select external partners for L4.

[3]	Based on data from the Vietnam Automobile Manufacturers’ Association, TC Group and Company internal data (for VinFast only)
[4]	Based on Company research
[5]	Based on Vahan registrations among battery EV (“BEV”) brands.
[6]	According to the Association of Indonesia Automotive Industries (GAIKINDO).
[7]	According to the Chamber of Automotive Manufacturers of the Philippines (CAMPI).

●	VinFast is collaborating with Tensor, a pioneering AI company developing personally owned L4 autonomous robocars, as the manufacturing and industrialization partner for Tensor’s robocar program. Fully functional prototypes for the program have already been tested by Tensor in multiple regions. The program is currently in the pre-production phase and is being advanced toward commercialization. VinFast is also engaged in discussions with various technology and mobility companies on robotaxi development.

Funding

●	As previously disclosed, Vingroup announced in late 2024 its intention to provide VinFast with additional borrowings of up to VND35,000.0 billion (US$1.4 billion) between November 12, 2024 and November 12, 2026 to support VinFast’s continued growth. As of December 31, 2025, VinFast’s outstanding borrowings from Vingroup under this commitment were VND10,376.9 billion (US$413 million).

●	Pursuant to a grant agreement dated November 12, 2024, VinFast’s Founder and CEO, Mr. Pham Nhat Vuong (“Mr. Pham”) committed to provide up to VND50,000.0 billion (US$2.0 billion) in free grants to VinFast and its subsidiaries. As of December 31, 2025, a total of VND28,000.0 billion (US$1.1 billion) has been disbursed pursuant to the grant agreement.

●	In August 2025, VinFast Trading and Production JSC, a subsidiary of VinFast, spun off certain assets related to investment costs of completed research and development projects into a new entity, Novatech, which Mr. Pham subsequently acquired from the Company for approximately VND39.8 trillion (US$1.6 billion) in cash. As of December 31, 2025, the consideration had been paid to VinFast in full.

●	As of December 31, 2025, VinFast had total available liquidity of up to VND78,299.8 billion (US$3.1 billion), which consisted of cash and cash equivalents of VND7,352.0 billion (US$292.7 million), an undrawn credit line from Vingroup of up to VND24,623.1 billion (US$980.2 million), remaining grants from Mr. Pham of up to VND22,000.0 billion (US$875.8 million), and an available commitment of VND24,324.7 billion (US$968.3 million) under a standby equity subscription agreement with YA II PN, Ltd. entered into in October 2023.

Related Party Transactions

●	Out of 86,557 EVs delivered in the fourth quarter of 2025, approximately 33% were to related parties of the Company. The increase in the proportion of deliveries to related parties compared to the third quarter of 2025 was driven by higher deliveries to subsidiaries of our affiliate, GSM, in Indonesia and the Philippines, as GSM rapidly scaled up its fleet network in these markets and purchased additional vehicles in preparation for deployment on the road in 2026 as part of its international expansion strategy, particularly in Southeast Asia. Meanwhile, the proportion of deliveries to GSM in Vietnam decreased by 3 percentage points to 19% quarter-over-quarter.

●	Cumulatively in 2025, approximately 27% of deliveries were to related parties of the Company, representing a decrease of 1 percentage point compared to 2024.

●	Out of 171,962 e-scooters and e-bikes delivered in the fourth quarter of 2025, less than 1% were to related parties of the Company.

Management Commentary

Madame Thuy Le, Chairwoman of VinFast, said: “2025 was another landmark year for VinFast – but more importantly, it was a year of disciplined investment behind our core mission: making electric mobility and sustainable journey accessible to everyone. Every strategic decision we make is anchored to that objective, including investing in technology, industrial capabilities, and global expansion. For 2026 and beyond, scale and unit cost optimization remain the primary levers in our path to profitability. These will be supported by strategic investments to expand overseas capacity, the commercialization of our next-gen vehicles, and collaboration with partners within Vingroup’s ecosystem and other established players to further integrate the use of AI in our EVs and our factories to ultimately lower the total cost of ownership for our customers.”

Ms. Lan Anh Nguyen, Chief Financial Officer of VinFast, added: “Our 2025 results reflect a focus on accelerating revenue growth while improving operating efficiency over time. By exceeding our 2025 guidance while only operating our flagship factory at roughly two-thirds capacity during the year, we have demonstrated our ability to scale more efficiently. The fourth quarter of 2025 reflected the strongest financial performance we have delivered to date, with several key metrics reaching new highs as we begin to see early benefits of scale.”

Financial Results for the Fourth Quarter of 2025

Revenues

●	Total revenues were VND39,411.7 billion (US$1,568.9 million) in the fourth quarter of 2025, representing an increase of 138.9% from the fourth quarter of 2024 and an increase of 117.7% from the third quarter of 2025. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND37,915.4 billion (US$1,509.3 million) in the fourth quarter of 2025, representing an increase of 145.5% from the fourth quarter of 2024 and an increase of 127.1% from the third quarter of 2025. VinFast maintained its revenue growth, driven by increasing contributions from Vietnam and new overseas markets such as India, Indonesia and the Philippines.

Cost of Sales and Gross Margin

●	Cost of sales was VND55,143.7 billion (US$2,195.1 million) in the fourth quarter of 2025, representing an increase of 86.6% from the fourth quarter of 2024 and an increase of 95.1% from the third quarter of 2025. The increase compared to the fourth quarter of 2024 and the third quarter of 2025 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers, higher warranty provision rates, and an increase in the cost of vehicles sold for which revenue has been deferred.

●	Gross loss was VND15,732.0 billion (US$626.2 million) in the fourth quarter of 2025, representing an increase of 20.5% from the fourth quarter of 2024 and an increase of 54.7% from the third quarter of 2025.

●	Gross margin was negative 39.9% in the fourth quarter of 2025, compared to negative 79.1% in the fourth quarter of 2024 and negative 56.2% in the third quarter of 2025. The improvement in gross margin compared to the fourth quarter of 2024 and the third quarter of 2025 reflects the benefits of scale and a more optimized cost structure.

Operating Expenses

●

Research and development (R&D) costs were VND2,869.4 billion (US$114.2 million) in the fourth quarter of 2025, representing an increase of 7.1% from the fourth quarter of 2024 and an increase of 7.1% from the third quarter of 2025. The increase in R&D costs compared to the fourth quarter of 2024 and third quarter of 2025 was primarily driven by continued investment in our next-generation vehicle platforms and core technology stack, particularly in ADAS L2+ development and our EE 2.0 architecture, as well as ongoing model refresh programs across key vehicles.

●	Selling, general and administrative expenses were VND9,812.0 billion (US$390.6 million) in the fourth quarter of 2025, representing an increase of 50.2% from the fourth quarter of 2024 and an increase of 126.5% from the third quarter of 2025. The increase compared to the fourth quarter of 2024 and the third quarter of 2025 was primarily driven by higher marketing expenses for launch events, expanded sales-related operations, additional efforts to support the significant growth in sales volume in the fourth quarter of 2025 and impairment charge of VND5,919.7 billion (US$235.6 million) for our North Carolina factory. This impairment charge reflects management’s decision to take a disciplined approach to accounting adjustment associated with changes in project timing and development assumptions. It does not represent a change in our long-term strategic commitment to the U.S. market.

●	Net other operating expenses were VND629.1 billion (US$25.0 million) in the fourth quarter of 2025, representing a decrease in net operating expenses of 60.3% from the fourth quarter of 2024 and an increase of 202.0% from the third quarter of 2025. The decrease in net expense compared to the fourth quarter of 2024 was primarily driven by lower foreign exchange losses and lower expenses related to VinFast showrooms in certain overseas markets where we have completed the conversion to dealership models. The increase in net expenses compared to the third quarter of 2025 was primarily attributable to an increase in expenses in connection with a discontinued project as part of VinFast’s ongoing efforts to optimize its operation.

Loss from Operations

●	Loss from operations was VND29,042.5 billion (US$1,156.1 million) in the fourth quarter of 2025 representing a increase of 21.8% from the fourth quarter of 2024 and an increase of 67.0% from the third quarter of 2025, as a result of the foregoing.

Net Loss and Net Loss Per Share

●	Net loss on financial instruments at fair value through profit or loss was VND699.9 billion (US$27.8 million) in the fourth quarter of 2025, representing a decrease of 48.9% from the fourth quarter of 2024 and an increase of 39.0% from the third quarter of 2025. The change in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, warrants and other investment.

●	Net loss was VND35,199.3 billion (US$1,401.2 million) in the fourth quarter of 2025, representing an increase of 15.0% from the fourth quarter of 2024 and an increase of 46.6% from the third quarter of 2025.

●	Net loss attributable to controlling interest was VND35,101.2 billion (US$1,397.3 million) in the fourth quarter of 2025, representing an increase of 14.8% from the fourth quarter of 2024 and an increase of 46.5% from the third quarter of 2025.

●	Basic and diluted net loss per ordinary share were both VND15,004 (US$0.60) in the fourth quarter of 2025, compared with VND13,074 (US$0.54) in the fourth quarter of 2024 and VND10,239 (US$0.41) in the third quarter of 2025.

Balance Sheet

●	Cash and cash equivalents were VND7,352.0 billion (US$292.7 million) as of December 31, 2025.

Financial Results for the Fiscal Year Ended December 31, 2025

Revenues

●	Total revenues were VND90,427.6 billion (US$3,599.7 million) in 2025, representing an increase of 105.4% from 2024. Total revenues were primarily comprised of revenue from EV sales.

●	Vehicle sales were VND84,810.1 billion (US$3,376.1 million) in 2025, representing an increase of 111.3% from 2024. VinFast maintained its revenue growth, driven by increasing contributions from Vietnam and new overseas markets such as India, Indonesia, the Philippines, Europe and the Middle East.

Cost of Sales and Gross Margin

●	Cost of sales was VND128,888.5 billion (US$5,130.7 million) in 2025, representing an increase of 86.0% from 2024. The increase from 2024 was primarily attributable to an increase in the cost of vehicles sold as the Company delivered more EVs to customers, higher warranty provision rates, and an increase in the cost of vehicles sold for which revenue has been deferred.

●	Gross loss was VND38,460.9 billion (US$1,531.0 million) in 2025, representing an increase of 52.2% from 2024.

●	Gross margin was negative 42.5% in 2025, compared to negative 57.4% in 2024. The improvement in gross margin from 2024 reflects the benefits of scale and a more optimized cost structure.

Operating Expenses

●

Research and development (R&D) costs were VND9,899.2 billion (US$394.1 million) in 2025 which remained consistent with 2024, reflecting our continued investment in our next-generation vehicle platforms and core technology stack, particularly in ADAS L2+ development and our E/E 2.0 architecture, as well as ongoing model refresh programs across key vehicles.

●

Selling, general and administrative expenses were VND21,295.1 billion (US$847.7 million) in 2025, representing an increase of 26.1% from 2024. The increase was primarily due to impairment charge of VND5,919.7 billion (US$235.6 million) for our North Carolina factory recognized in the fourth quarter of 2025. This impairment charge reflects management’s decision to take a disciplined approach to accounting adjustment associated with changes in project timing and development assumptions. It does not represent a change in our long-term strategic commitment to the U.S. market.

●	Net other operating expenses were VND1,954.5 billion (US$77.8 million) in 2025, representing a decrease in net operating expenses of 39.1% from 2024. The decrease in net expense from 2024 was primarily driven by lower foreign exchange losses.

Loss from Operations

●	Loss from operations was VND 71,609.8 billion (US$2,850.6 million) in 2025 representing an increase of 29.3% from 2024, as a result of the foregoing.

Net Loss and Net Loss Per Share

●

Net loss on financial instruments at fair value through profit or loss was VND3,149.1 billion (US$125.4 million) in 2025, representing a decrease of 1.1% from 2024. The change in net loss on financial instruments at fair value through profit or loss was mainly attributable to changes in the fair value of currency interest rate swaps contracts, financial liabilities in respect of dividend preference shares, warrants and other investment.

●	Net loss was VND97,245.7 billion (US$3,871.1 million) in 2025, representing an increase of 25.7% from 2024.

●	Net loss attributable to controlling interest was VND97,041.9 billion (US$3,862.9 million) in 2025, representing an increase of 25.6% from 2024.

●	Basic and diluted net loss per ordinary share were both VND41,486 (US$1.65) in 2025, compared with VND33,042 (US$1.36) in 2024.

Business Outlook

●	The Company expects to continue expanding production capacity for EVs and e-scooters in Vietnam while evaluating further development phases in India and Indonesia to position these facilities as future export hubs. VinFast also expects to resume construction of the North Carolina manufacturing facility in 2026, with a planned SOP in 2028.

●	The Company will continue to develop core technologies across its vertically integrated technology stack including a roadmap for ADAS L2+ to L4, smart services software and domain/zonal architecture. At the same time, it will continue to collaborate with strategic technology partners, both externally and within the broader Vingroup R&D ecosystem.

This outlook reflects the Company’s current and preliminary view of the business and existing market conditions, which are subject to change.

VinFast’s target markets are Vietnam, Indonesia, the Philippines, India, the Middle East, North America and Europe, and the Company continues to evaluate opportunities to expand into additional countries and regions across Europe, Asia, the Middle East and Africa. VinFast aims to grow its global footprint in markets where it identifies strong long-term EV adoption potential. This expansion strategy is aligned with Vingroup’s broader global development approach, leveraging the Vingroup ecosystem, partnerships and capital resources to support VinFast’s international growth.

VinFast may establish or enlarge its presence in existing and new markets through a range of distribution models, with dealership partnerships representing the predominant approach in recent periods. To ensure sufficient production capacity to support its current and future operations, VinFast intends, from time to time, to expand manufacturing, assembly and distribution capacity across its markets, including through the expansion of existing facilities as well as new brownfield and greenfield projects. While VinFast remains focused on the mini- through E-segments of the electric SUV market, it continues to evaluate a broader spectrum of vehicle types for future product development. VinFast regularly reviews its global expansion strategy and retains flexibility to accelerate, moderate or otherwise adjust its distribution, manufacturing, assembly, marketing and other market plans as conditions evolve.

VinFast’s funding sources for its capital requirements to implement its growth strategy are expected to include loans, grants, and transactions with its major shareholders and affiliates, as well as public and private debt and equity capital markets, third-party borrowings and cash from operations. VinFast also expects to opportunistically access the debt and equity capital markets from time to time, subject to market conditions. The Company also seeks to capture available tax incentives, subsidies and other policy support programs to reduce the cost of investment and operations.

Conference Call

The Company’s management will host its fourth quarter 2025 earnings conference call at 8:00 AM U.S. Eastern Time on March 16, 2025. Live Webcast: https://edge.media-server.com/mmc/p/54bgr8np

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As December 31,	As December 31,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,306,793	7,351,998	292,663,429
Restricted cash	2,371,038	3,571,951	142,189,841
Trade receivables	5,605,064	4,670,062	185,902,711
Advances to suppliers	8,694,990	11,659,959	464,151,865
Inventories, net	27,907,030	34,133,883	1,358,778,830
Short-term prepayments, other receivables and other assets	11,485,118	14,092,545	560,986,625
Short-term derivative assets	185,787	-	-
Current net investment in sales-type lease	134,713	27,835	1,108,037
Short-term investments	818,975	4,399	175,112
Short-term amounts due from related parties	4,272,121	8,491,889	338,039,449

Total current assets	64,781,629	84,004,521	3,343,995,900

NON-CURRENT ASSETS
Trade receivables	615,650	563,509	22,431,790
Property, plant and equipment, net	78,699,515	79,686,130	3,172,092,273
Intangible assets, net	1,164,635	1,207,405	48,063,572
Operating lease right-of-use assets	5,130,225	2,952,827	117,544,166
Finance lease right-of-use assets	-	3,383,861	134,702,480
Long-term derivative asset	-	387,503	15,425,461
Long-term prepayments	680,539	88,011	3,503,483
Non-current net investment in sales-type lease	1,024,740	139,228	5,542,295
Investment in equity investees	1,166,102	1,060,009	42,196,131
Other long-term investments	918,040	5,685,000	226,304,685
Long-term amounts due from related parties	3,630	54,843	2,183,154
Restricted cash	1,610,439	2,436,188	96,978,146
Other non-current assets	171,352	99,055	3,943,115
Total non-current assets	91,184,867	97,743,569	3,890,910,752

TOTAL ASSETS	155,966,496	181,748,090	7,234,906,652

VinFast Auto Ltd.

Unaudited Condensed Consolidated Balance Sheets (continued)

	As of December 31,	As December 31,	As December 31,
	2024	2025	2025
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
EQUITY AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	39,124,086	35,084,531	1,396,621,591
Short-term financial liabilities	21,619,612	24,426,683	972,361,092
Trade payables	20,791,192	32,383,053	1,289,082,958
Deposits and down-payment from customers	3,565,463	1,987,433	79,114,406
Short-term deferred revenue	123,951	98,642	3,926,675
Short-term accruals	11,060,958	18,751,745	746,456,948
Other current liabilities	9,473,783	15,784,189	628,326,460
Current portion of operating lease liabilities	1,498,472	1,243,745	49,510,171
Current portion of finance lease liabilities	-	195,748	7,792,206
Amounts due to related parties	64,251,391	34,227,044	1,362,487,321
Total current liabilities	171,508,908	164,182,813	6,535,679,830

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	22,862,890	47,079,633	1,874,114,605
Long-term financial liabilities	36,326	13,064	520,043
Other non-current liabilities	6,300,113	14,821,793	590,016,042
Non-current operating lease liabilities	4,076,654	2,051,146	81,650,651
Non-current finance lease liabilities	-	3,380,755	134,578,838
Long-term deferred revenue	2,722,698	3,779,827	150,464,830
Deferred tax liabilities	938,643	1,312,064	52,229,768
Long-term accruals	329,267	2,857,931	113,766,610
Amounts due to related parties	42,095,740	32,327,729	1,286,880,658
Total non-current liabilities	79,362,331	107,623,942	4,284,222,045

EQUITY
Ordinary shares (2,338,812,496 and 2,339,536,010 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively)	9,867,167	9,867,220	392,787,707
Accumulated losses	(267,792,169)	(364,834,056)	(14,523,070,578)
Additional paid-in capital	93,673,976	183,945,584	7,322,383,026
Other comprehensive loss	(460,644)	(572,559)	(22,792,046)
Deficit attributable to equity holders of the parent	(164,711,670)	(171,593,811)	(6,830,691,891)
Non-controlling interests	69,806,927	81,535,146	3,245,696,668
Total deficit	(94,904,743)	(90,058,665)	(3,584,995,223)

TOTAL DEFICIT AND LIABILITIES	155,966,496	181,748,090	7,234,906,652

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended December 31,			For the year ended December 31,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	15,441,451	37,915,432	1,509,312,209	40,145,556	84,810,118	3,376,064,567
Other sales	1,054,925	1,496,276	59,562,756	3,873,459	5,617,493	223,617,412
Revenues	16,496,376	39,411,708	1,568,874,965	44,019,015	90,427,611	3,599,681,979
Cost of vehicles sold	(29,128,110)	(54,060,041)	(2,151,986,028)	(66,117,104)	(125,419,007)	(4,992,596,115)
Cost of other sales	(422,661)	(1,083,652)	(43,137,295)	(3,179,550)	(3,469,534)	(138,112,894)
Cost of sales	(29,550,771)	(55,143,693)	(2,195,123,323)	(69,296,654)	(128,888,541)	(5,130,709,008)

Gross loss	(13,054,395)	(15,731,985)	(626,248,358)	(25,277,639)	(38,460,930)	(1,531,027,029)

Operating expenses
Research and development costs	(2,678,370)	(2,869,357)	(114,221,448)	(10,025,329)	(9,899,177)	(394,059,830)
Selling and distribution costs	(2,709,356)	(1,469,108)	(58,481,271)	(7,995,602)	(7,006,306)	(278,902,353)
Administrative expenses	(3,823,489)	(8,342,882)	(332,107,878)	(8,892,429)	(14,288,829)	(568,800,167)
Net other operating (expenses)/income	(1,586,501)	(629,149)	(25,044,743)	(3,208,159)	(1,954,531)	(77,804,665)

Operating loss	(23,852,111)	(29,042,481)	(1,156,103,698)	(55,399,158)	(71,609,773)	(2,850,594,045)
Finance income	51,302	164,570	6,551,093	354,530	306,292	12,192,667
Finance costs	(5,437,006)	(5,684,105)	(226,269,058)	(19,108,150)	(22,314,539)	(888,282,274)
Net loss on financial instruments at fair value through profit or loss	(1,369,993)	(699,866)	(27,859,799)	(3,183,030)	(3,149,050)	(125,355,280)
Share of gains/(losses) from equity investees	(27,170)	32,685	1,301,103	(48,836)	(106,093)	(4,223,279)

Loss before income tax expense	(30,634,978)	(35,229,197)	(1,402,380,359)	(77,384,644)	(96,873,163)	(3,856,262,211)
Tax income/(expense)	40,167	29,928	1,191,354	29,695	(372,571)	(14,831,058)

Net loss for the period	(30,594,811)	(35,199,269)	(1,401,189,005)	(77,354,949)	(97,245,734)	(3,871,093,269)
Net loss attributable to non-controlling interests	(19,228)	(98,073)	(3,904,025)	(89,585)	(203,847)	(8,114,605)

Net loss attributable to controlling interest	(30,575,583)	(35,101,196)	(1,397,284,981)	(77,265,364)	(97,041,887)	(3,862,978,663)

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended December 31,			For the year ended December 31,
	2024	2025	2025	2024	2025	2025
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)

Net loss for the period	(30,594,811)	(35,199,269)	(1,401,189,005)	(77,354,949)	(97,245,734)	(3,871,093,269)

Other comprehensive loss
Other comprehensive loss that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(207,566)	404,189	16,089,686	(74,771)	(111,915)	(4,455,038)

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods	(207,566)	404,189	16,089,686	(74,771)	(111,915)	(4,455,038)

Total comprehensive loss for the period, net of tax	(30,802,377)	(34,795,080)	(1,385,099,319)	(77,429,720)	(97,357,649)	(3,875,548,306)
Net loss attributable to non-controlling interests	(19,228)	(98,073)	(3,904,025)	(89,585)	(203,847)	(8,114,605)
Comprehensive loss attributable to controlling interest	(30,783,149)	(34,697,007)	(1,381,195,295)	(77,340,135)	(97,153,802)	(3,867,433,701)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(13,074)	(15,004)	(0.60)	(33,042)	(41,486)	(1.65)

Weighted average number of shares used in loss per share computation
Basic and diluted	2,338,812,496	2,339,516,988	2,339,516,988	2,338,415,230	2,339,145,514	2,339,145,514

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the year ended December 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES
Net loss for the period	(77,354,949)	(97,245,734)	(3,871,093,269)
Adjustments:
Depreciation of property, plant and equipment	9,493,586	11,031,875	439,149,516
Amortization of intangible assets	382,891	462,820	18,423,630
Impairment of assets and changes in fair value of held for sale assets	3,932,677	8,802,861	350,418,415
Changes in operating lease right-of-use assets	1,258,911	471,984	18,788,424
Provision related to compensation expenses, assurance-type warranties, net realizable value of inventories and others	15,243,479	26,974,429	1,073,780,064
Deferred tax expenses/(income)	(86,621)	373,421	14,864,894
Unrealized foreign exchange losses/ (gain)	1,024,887	(380,311)	(15,139,166)
Net losses on financial instruments at fair value through profit or loss	3,183,030	3,149,050	125,355,280
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	2,893,999	3,250,258	129,384,101
Share-based compensation expenses	81,693	55,354	2,203,495
Losses on disposal and write-off of fixed assets	570,050	626,132	24,924,645
Deemed contribution from owners through donation	5,900,755	-	-
Share of losses from equity investees	48,836	106,093	4,223,279
Change in working capital:
Trade receivables and advance to suppliers, net investment in sales-type lease	(7,931,433)	(3,941,306)	(156,892,878)
Inventories	(6,749,753)	(14,064,204)	(559,858,445)
Trade payables, deferred revenue and other payables	19,539,512	18,352,933	730,581,306
Operating lease liabilities	(832,313)	(661,085)	(26,316,030)
Prepayments, other receivables and other assets	(1,067,698)	(1,930,756)	(76,858,246)
Net cash flows used in operating activities	(30,468,461)	(44,566,186)	(1,774,060,985)

VinFast Auto Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

	For the year ended December 31,
	2024	2025	2025
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)

INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(16,689,295)	(23,158,752)	(921,888,141)
Payment under business cooperation contract	-	(5,395,000)	(214,760,559)
Proceeds from disposal of property, plant and equipment	54,832	567,271	22,581,545
Disbursement of bank deposit and loans	(3,176,630)	(10,491)	(417,619)
Collection of loans	2,337,594	815,000	32,442,976
Payment for acquisition of a subsidiary (net of cash held by entity being acquired)	(10,252)	-	-
Net proceeds from the disposal of a subsidiary	(20,000)	-	-
Receipt from government grants	1,477,914	151,161	6,017,316

Net cash flows used in investing activities	(16,025,837)	(27,030,811)	(1,076,024,482)

FINANCING ACTIVITIES
Capital contribution from owners/issuance of ordinary shares	-	16	637
Additional amount paid up to convert warrants to capital	-	54	2,150
Deemed contribution from owners	21,994,658	63,529,820	2,528,952,669
Proceeds from borrowings	98,880,819	106,105,629	4,223,782,055
Repayment of borrowings	(71,876,906)	(91,854,740)	(3,656,492,178)

Net cash flows from financing activities	48,998,571	77,780,779	3,096,245,333

Net decrease in cash and cash equivalents and restricted cash	2,504,273	6,183,782	246,159,866
Cash, cash equivalents and restricted cash at beginning of the year	4,858,767	7,288,270	290,126,587
Net foreign exchange differences	(74,770)	(111,915)	(4,455,038)

Cash, cash equivalents and restricted cash at end of the year	7,288,270	13,360,137	531,831,416
	-	-	-
Supplement disclosures of non-cash activities
Debt conversion to equity	20,000,000	40,000,000	1,592,293,300
Non-cash property, plant and equipment additions	3,739,758	5,306,850	211,251,543
Commitment shares issued under Standby Equity Purchase Agreement	40,556	-	-
Establishment of right-of-use assets and lease liabilities at commencement dates, lease modification and other non-cash changes	(530,856)	1,794,143	71,420,047
Exercise of warrant liability	-	54	2,150
Netting of licensing payable against receivable from Novatech Group JCS	-	23,400,314	931,504,077
Interest payable conversion to debt	2,792,567	7,308,731	290,941,085
Interest paid, net of capitalized interest	9,474,508	13,189,286	525,030,293
Income tax paid	11,636	55,180	2,196,569

Industry and Market Data

This press release contains market and industry data obtained from third-party sources and industry reports, publications, websites, and other publicly available information, including but not limited to information regarding the Company’s market position and its performance compared to historical performance of other industry players. VinFast has not independently verified such third-party information and makes no representation as to the accuracy of such third-party information. While the Company believes that the market and industry data and related statements presented in this press release are accurate, there can be no assurance as to the accuracy or completeness of such data or statements. The Company does not undertake to update or revise such data or statements. Industry and market data are subject to variations and cannot be verified due to limitations on the availability and reliability of data inputs, the nature of third-party data-gathering processes and other inherent limitations and uncertainties.

Preliminary and Unaudited Financial Information

The Company’s consolidated financial statements for the year ended December 31, 2025 are not yet complete. The preliminary financial information included in this announcement has been prepared by, and is the responsibility of, the Company’s management based on currently available information. The preliminary financial information is subject to revision as the Company completes its financial statements and disclosure for the year ended December 31, 2025. In connection with the Company’s customary financial closing procedures and audit process with the Company’s independent auditors, certain accounting matters remain subject to finalization, and the Company may be required to make adjustments to the preliminary financial information for the year ended December 31, 2025 contained in this announcement. These matters include, among others, the finalization of certain accounting entries, estimates and valuation assumptions, including those related to any new promotional programs that may arise prior to the completion of the audit. Adjustments related to such promotional programs may affect the net realizable value assessment of certain vehicle inventories and the related recognition of cost of sales, which in turn may impact gross profit and certain related line items in the Company’s consolidated statements of operations. Accordingly, the Company’s final results, audited consolidated financial statements and other disclosures for the year ended December 31, 2025 may differ materially from this preliminary financial information. This preliminary financial information should not be viewed as a substitute for the Company’s audited consolidated financial statements prepared in accordance with U.S. GAAP. No independent accountant has audited, reviewed, compiled, or performed agreed-upon procedures with respect to the preliminary unaudited financial information for the year ended December 31, 2025 and accordingly no independent accountant has expressed an opinion or any other form of assurance with respect thereto. You should not place undue reliance on this preliminary financial information. The Company expects to file its Annual Report on Form 20-F for the year ended December 31, 2025 no later than April 30, 2026.

Forward Looking Statements

Forward-looking statements contained herein, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding VinFast’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, VinFast’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern VinFast’s expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by VinFast’s and VinFast’s management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk associated with being a growth-stage company in the EV industry; (ii) the unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for EV manufacturers and buyers; (iii) Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries; (iv) the Company’s ability to adequately control the costs associated with its operations; (v) the risks of the Company’s brand, reputation, public credibility, and consumer confidence in its business being harmed by negative publicity; (vi) competition in the automotive industry; (vii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality, and volumes from its suppliers; (viii) the demand for, and consumers’ willingness to adopt, EVs; (ix) the availability and accessibility of EV charging stations or related infrastructure; (x) failure to remediate the Company’s material weaknesses and produce timely and accurate financial statements; (xi) the ability of the Company to achieve profitability, positive cash flows from operating activities, and a net working capital surplus; (xii) the Company’s ability to obtain commercially reasonable capital to support its business growth; (xiii) the risk of future restatements to the Company’s Financial Statements; (xiv) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates; (xv) the Company’s reliance on its affiliates for its EV deliveries; (xvi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company; and (xvii) other risks discussed in VinFast’s reports filed or furnished to the SEC.

All forward-looking statements attributable to VinFast’s or people acting on VinFast’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date hereof. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement herein does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND25,121 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of December 31, 2025. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

About VinFast Auto Ltd.

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, Europe and the Middle East. Learn more at www.vinfastauto.us.